UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS BOARD OF DIRECTORS’ DECISION

Moscow, Russia — April 30, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces its Board’s dividend recommendation.
On April 30, 2013, Mechel’s Board of Directors held a meeting confirming recommendations to the annual general shareholders’ meeting regarding the payment of dividends based upon the results of the 2012 fiscal year:
• the Board recommended not to pay an annual dividend with respect to ordinary shares;
• the Board recommended an annual dividend of 0.05 rubles per one preferred share (approximately $0.0016 per one preferred share and $0.0008 per one preferred ADR*).
Dividends must be paid within 60 days of being declared at the annual general shareholders’ meeting.
The Board recommended to Mechel OAO’s general shareholders’ meeting to divide profit from the 2012 fiscal year as follows:
• to allocate 6,937,845.75 rubles (approximately $221,969.16*) for payment of dividends for listed preferred shares;
• to leave 19,174,169,396.24 rubles (approximately $613,457,599.88*)
unallocated.
The list of persons entitled to take part in the general shareholders’ meeting and the list of persons entitled to receive dividends for the 2012 fiscal year will be made based on the data in the Shareholders’ Register as of May 17, 2013.
The annual general shareholders’ meeting will be held on June 28, 2013, at the address: 1 Krasnoarmeyskaya Ul., Moscow, Russian Federation.
* Based on the Russian Central Bank exchange rate of 31.2559 RUR/$ as of April
30, 2013.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 30, 2013	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO